UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

AMPRIUS TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

03214Q 108

(CUSIP Number)

October 23, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03214Q 108

(1)	NAMES OF REPORTING PERSONS Andrew Y. Yan
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 8,012,673 (1)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 8,012,673 (1)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,012,673 (1)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6% (2)
(12)	TYPE OF REPORTING PERSON (see instructions) IN

(1)

The record holder of the common stock is SAIF Partners IV L.P. SAIF IV GP Capital Ltd. is the sole general partner of SAIF IV GP, L.P., which is the sole general partner of SAIF Partners IV L.P. Andrew Y. Yan is the managing director and sole shareholder of SAIF IV GP Capital Ltd. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Yan may be deemed to beneficially own all of the shares held by SAIF Partners IV L.P. in the Issuer.

(2)	Based on 105,838,789 shares of common stock outstanding as of October 23, 2024, as stated by the Issuer in its Current Report on Form 8-K filed on October 23, 2024.

CUSIP No. 03214Q 108

(1)	NAMES OF REPORTING PERSONS SAIF Partners IV L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 8,012,673
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 8,012,673
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,012,673
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6% (1)
(12)	TYPE OF REPORTING PERSON (see instructions) FI

(1)	Based on 105,838,789 shares of common stock outstanding as of October 23, 2024, as stated by the Issuer in its Current Report on Form 8-K filed on October 23, 2024.

CUSIP No. 03214Q 108

(1)	NAMES OF REPORTING PERSONS SAIF IV GP, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 8,012,673 (1)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 8,012,673 (1)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,012,673 (1)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6% (2)
(12)	TYPE OF REPORTING PERSON (see instructions) FI

(1)

The record holder of the common stock is SAIF Partners IV L.P. SAIF IV GP, L.P. is the sole general partner of SAIF Partners IV L.P. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, SAIF IV GP, L.P. may be deemed to beneficially own all of the shares held by SAIF Partners IV L.P. in the Issuer.

(2)	Based on 105,838,789 shares of common stock outstanding as of October 23, 2024, as stated by the Issuer in its Current Report on Form 8-K filed on October 23, 2024.

CUSIP No. 03214Q 108

(1)	NAMES OF REPORTING PERSONS SAIF IV GP Capital Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 8,012,673 (1)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 8,012,673 (1)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,012,673 (1)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6% (2)
(12)	TYPE OF REPORTING PERSON (see instructions) FI

(1)

The record holder of the common stock is SAIF Partners IV L.P. SAIF IV GP Capital Ltd. is the sole general partner of SAIF IV GP, L.P., which is the sole general partner of SAIF Partners IV L.P. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, SAIF IV GP Capital Ltd. may be deemed to beneficially own all of the shares held by SAIF Partners IV L.P. in the Issuer.

(2)	Based on 105,838,789 shares of common stock outstanding as of October 23, 2024, as stated by the Issuer in its Current Report on Form 8-K filed on October 23, 2024.

Item 1.

(a)	Name of Issuer:

Amprius Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1180 Page Avenue

Fremont, California 94538

Item 2.

(a)	Name of Persons Filing:

Andrew Y. Yan

SAIF Partners IV L.P.

SAIF IV GP, L.P.

SAIF IV GP Capital Ltd. (each, a “Reporting Person”)

(b)	Address of Principal Business Office or, if none, Residence:

Andrew Y. Yan

Flat 9, 39 Deep Water Bay Road

Deep Water Bay

Hong Kong

SAIF Partners IV L.P.

c/o Maples Corporate Services Limited

P.O. Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

SAIF IV GP, L.P.

c/o Maples Corporate Services Limited

P.O. Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

SAIF IV GP Capital Ltd.

c/o Maples Corporate Services Limited

P.O. Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(c)	Citizenship:

Andrew Y. Yan — Hong Kong

SAIF Partners IV L.P. — Cayman Islands

SAIF IV GP, L.P. — Cayman Islands

SAIF IV GP Capital Ltd. — Cayman Islands

(d)	Title of Class of Securities:

Common stock, $0.0001 par value

(e)	CUSIP Number:

03214Q 108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

Reporting Person	Amount beneficially owned:	Percent of class (1):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Andrew Y. Yan (2)	8,012,673	7.6%	8,012,673	0	8,012,673	0
SAIF Partners IV L.P.	8,012,673	7.6%	8,012,673	0	8,012,673	0
SAIF IV GP, L.P. (3)	8,012,673	7.6%	8,012,673	0	8,012,673	0
SAIF IV GP Capital Ltd. (4)	8,012,673	7.6%	8,012,673	0	8,012,673	0

(1)	Based on 105,838,789 shares of common stock outstanding as of October 23, 2024, as stated by the Issuer in its Current Report on Form 8-K filed on October 23, 2024.
(2)

The 8,012,673 shares of common stock beneficially owned by Mr. Yan comprise the 8,012,673 shares held of record by SAIF Partners IV L.P. SAIF IV GP Capital Ltd. is the sole general partner of SAIF IV GP, L.P., which is the sole general partner of SAIF Partners IV L.P. Andrew Y. Yan is the managing director and sole shareholder of SAIF IV GP Capital Ltd. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Yan may be deemed to beneficially own all of the shares held by SAIF Partners IV L.P. in the Issuer.

(3)

The 8,012,673 shares of common stock beneficially owned by SAIF IV GP, L.P. comprise the 8,012,673 shares held of record by SAIF Partners IV L.P. SAIF IV GP, L.P. is the sole general partner of SAIF Partners IV L.P. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, SAIF IV GP, L.P. may be deemed to beneficially own all of the shares held by SAIF Partners IV L.P. in the Issuer.

(4)

The 8,012,673 shares of common stock beneficially owned by SAIF IV GP Capital Ltd. comprise the 8,012,673 shares held of record by SAIF Partners IV L.P. SAIF IV GP Capital Ltd. is the sole general partner of SAIF IV GP, L.P., which is the sole general partner of SAIF Partners IV L.P. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, SAIF IV GP Capital Ltd. may be deemed to beneficially own all of the shares held by SAIF Partners IV L.P. in the Issuer.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2024

SAIF PARTNERS IV L.P.

By:	/s/ Andrew Y. Yan
Name: Andrew Y. Yan
Title: Director of SAIF IV GP Capital Ltd., which is the General Partner of SAIF IV GP, L.P., which is the General Partner of SAIF Partners IV L.P.

SAIF IV GP L.P.

By:	/s/ Andrew Y. Yan
Name: Andrew Y. Yan
Title: Director of SAIF IV GP Capital Ltd., which is the General Partner of SAIF IV GP, L.P.

SAIF IV GP Capital Ltd.

By:	/s/ Andrew Y. Yan
Name: Andrew Y. Yan Title: Director of SAIF IV GP Capital Ltd.

ANDREW Y. YAN

By:	/s/ Andrew Y. Yan

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement dated as of October 25, 2024, by the Reporting Persons